October 17, 2024

Jonathan Mackenzie
Chief Accounting Officer
Medifast, Inc.
100 International Drive
Baltimore, MD 21202

       Re: Medifast, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 20, 2024
           Form 10-Q for the Fiscal Quarter Ended June 30, 2024
           Filed August 5, 2024
           File No. 001-31573
Dear Jonathan Mackenzie:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2024
Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures, page 23

1. We note that in your presentation of the non-GAAP measures, you have adjustments for OPTAVIA convention cancellation and LifeMD prepaid services amortization.
       We further note the adjustment for LifeMD collaboration costs in your 2023 Form 10-
       K. Please remove these adjustments from your non-GAAP financial measures
or
       further explain to us the nature of each of these costs and tell us why you believe they do not represent normal operating expenses. Refer to Question 100.01 of the SEC
       Staff   s Compliance and Disclosure Interpretations on Non-GAAP
Financial Measures.
2. We note your adjustment for the unrealized loss on investment in LifeMD common stock which appears to represent an individually tailored accounting principle. Please
 October 17, 2024
Page 2

       remove this adjustment from your non-GAAP measures, including the non-GAAP
       measures in your earnings releases. Refer to Question 100.04 of the SEC
Staff   s
       Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.
Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Consolidated Results of Operations - 2023 Compared to 2022, page 35

3. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. We note your disclosures that the changes in cost of sales and selling, general, and administrative expenses from fiscal year 2022 to fiscal year 2023 were due to various factors. To the extent possible, quantify the impact of each contributing factor in dollars and/or percentage, expand on the reasons driving these changes, and provide greater transparency into the material components and potential variability of your gross profit and income from operations.
Liquidity and Capital Resources , page 37

4. We note your disclosure on page 7 that you discontinued your dividend payments effective December 7, 2023, in order to redirect capital to your growth initiatives.
       Please disclose in future filings how the new growth initiatives, and related commitments, have impacted, and will impact, your liquidity and quantify any material cash requirements and commitments for capital expenditures. Refer to Item
       303(b)(1) of Regulation S-K for guidance.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Melissa Gilmore at 202-551-3777
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing